

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Via E-mail
Gary Silber, Esq.
GS Mortgage Securities Corporation II
200 West Street
New York, NY 10282-2198

> **Re:** **GS Mortgage Securities Corporation II**
> **Amendment No. 2 to the Registration Statement on Form S-3**
> **Filed June 8, 2011**
> **File No. 333-171508**

Dear Mr. Silber:

We have reviewed your response to our letter dated May 26, 2011 and have the following additional comments.

Prospectus Supplement

Summary of Prospectus Supplement, page S-11

Overcollateralization, page S-28

1. We note your response to our prior comment 14. Please revise this section or the second paragraph of the Overcollateralization section starting on page 46 of the prospectus for consistency or advise.

Risk Factors, page S-37

Performance of the Certificates Will Be Highly Dependent, page S-46

2. We note your disclosure in this risk factor that some of the mortgage loans in the asset pool may include early lease termination options. We also note your disclosure in the first full risk factor on page S-40 regarding limited or no historical operating information for a mortgaged property. Please add bracketed disclosure to the Summary of Prospectus Supplement and the Description of the Mortgage Pool sections to include data on the number of mortgage properties in the asset pool that have early lease termination options, that have no prior operating history or do not have any historical financial information or that were underwritten based on projections of future income to the extent such mortgage properties will be included in the asset pool.

Ratings, page S-191

3. We note your response to our prior comment ten and reissue our comment. We note your disclosure in the third to last full paragraph of this section. If material, please revise the Risk Factors section to discuss the risk set forth by this disclosure.

Annex E

4. We note your response to our prior comment 11. Please revise the second and third sentences of the first paragraph of Annex E so they are consistent with your response to our prior comment 11 or advise.

Prospectus

Cover Page

5. While we note your response to our prior comment 12, it appears that the last sentence of the first paragraph of the prospectus cover page still contemplates the certificates and the underlying mortgage loans will be insured or guaranteed by any governmental agency or other person. Please advise or revise your disclosure on the cover page so it is consistent with your response to our prior comment 12.

The Mortgage Pools, page 33

General, page 33

6. While we note your response to our prior comment 13, the last sentence of the first paragraph of this section still appears to contemplate mortgage loans consisting of financial leases or installment contracts. Please advise or revise this sentence so it is consistent with your response to our prior comment 13.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Michael S. Gambro, Esq.
        Cadwalader, Wickersham & Taft LLP